UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

[ x ] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ending December 31, 2011

Or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to ______

Commission file number 333-27429

THE AERC 401(K) SAVINGS PLAN AND TRUST
(Exact name of Plan)

001
Plan Number

ASSOCIATED ESTATES REALTY CORPORATION
(Exact name of registrant as specified in its charter)

Ohio	34-1747603
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

1 AEC Parkway, Richmond Hts., Ohio	44143-1467
(Address of principal executive offices)	(Zip Code)

(216) 261-5000
(Registrant's telephone number, including area code)

(Former name, former address and former fiscal year,
if changed since last report)

THE AERC 401(k) Savings Plan and Trust

December 31, 2011

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	3

Financial Statements:

Statements of Net Assets Available for Plan Benefits	4

Statement of Changes in Net Assets Available for Plan Benefits	5

Notes to the Financial Statements	6-14

Supplemental Information:	15

Schedule of Assets Held (At End of Year)	16-17

Signatures	18

Report of Reznick Group, P.C., Independent
Registered Public Accounting Firm
To Participants and Administrator of the AERC 401 (K) Savings
Plan and Trust
We have audited the accompanying statements of net assets available for plan benefits of the AERC 401(K) Savings Plan and Trust (the "Plan") as of December 31, 2011 and 2010 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2011 and the supplemental schedule as of December 31, 2011, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the AERC 401(K) Savings Plan and Trust as of December 31, 2011 and 2010, and the changes in net assets available for plan benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.
Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held (at end of year) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Reznick Group, P.C.
Skokie, IL
June 12, 2012

The AERC 401(K) Savings Plan and Trust
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
December 31, 2011 and December 31, 2010

	2011	2010
ASSETS

Investments, participant directed (See Note D)	$7,716,386	$7,521,065

Participant notes receivable	159,017	101,897

Total assets	7,875,403	7,622,962

LIABILITIES

Excess contributions refundable	45,341	28,320

Net assets available for benefits at fair value	7,830,062	7,594,642

Adjustment from fair value to contract value for
fully benefit-responsive investment contract	-	-

Net assets available for benefits	$7,830,062	$7,594,642

The accompanying notes are an integral part of this statement.

The AERC 401(K) Savings Plan and Trust
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
Year ended December 31, 2011

Additions to net assets attributed to:
Investment and loan interest income
Interest and dividends		$193,118
Contributions
Employer	$182,985
Participants	742,096	925,081

Total net additions		1,118,199

Deductions from net assets attributed to:
Net depreciation in fair value of investments (Note D)		179,291
Benefits paid to participants		659,740
Expenses paid		43,748
Total deductions		882,779

Net increase		235,420

Net assets available for plan benefits:

Beginning of year		7,594,642

End of year		$7,830,062

The accompanying notes are an integral part of this statement.

The AERC 401(K) Savings Plan and Trust
NOTES TO FINANCIAL STATEMENTS
December 31, 2011

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The financial statements of the AERC 401(K) Savings Plan and Trust (the "Plan") have been prepared in conformity with accounting principles generally accepted in the United States of America as applied to profit-sharing trusts and in accordance with the terms of the Trust Agreement. A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:
1.    Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.
2.    Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. For further information, see Note C. Fair Value Measurements.
Investment income is recorded as earned and reinvested in plan assets.
3.    Federal Income Taxes
The Plan has received a favorable determination letter dated February 15, 1996, from the Internal Revenue Service ("IRS") which classified the Plan as a qualified employee benefit plan, exempt from income taxes, under the Employee Retirement Income Security Act of 1994 ("ERISA").
4.    Participant Notes Receivable
Participant loans are measured at their unpaid principal balances plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of 50 percent of their account balances. The loans are secured by the balance in the participant's account, bear interest at rates varying from 4.25% to 9.25%, and are being amortized over the terms of the loans with bi-weekly payments of principal and interest. Interest on the loans is credited to the participant's account. The loans have maturity dates equal to or less than five years (ten years if the loan funds are utilized to purchase a primary residence) from the date of the loan.
5.    Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The AERC 401(K) Savings Plan and Trust
NOTES TO FINANCIAL STATEMENTS
December 31, 2011

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
6.    Payment of Benefits
Benefits are recorded when paid.
7.    Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' balances and the amounts reported in the statements of net assets available for plan benefits.
8.    Subsequent Events
We have evaluated all subsequent events through the date of this filing, which is the date the financial statements were issued.
NOTE B. DESCRIPTION OF PLAN
The following description of the AERC 401(K) Savings Plan and Trust provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.
The Plan is sponsored by a controlled group of corporations which became effective April 1, 1990. The Plan has been amended several times and restated for the purpose of modifying the benefits provided and complying with changes in applicable law.
Employees are eligible to participate in the Plan with elective deferrals after six months of service provided that they have reached the age of 21. Twelve months of service is required for a participant to receive an employer matching contribution of 25% of the participant's contribution up to a maximum participant contribution of 6% of his or her gross wages. Participants may elect to contribute up to 50% of their gross wages and currently have the option of investing their accounts between twenty-four different investment options. The investment options include Associated Estates Realty Corporation ("AERC") common stock, an unallocated insurance contract and twenty-two different pooled separate accounts. Participants are immediately vested in the portion of their investment account which includes participant contributions plus actual earnings thereon. Vesting in the employer matching contribution portion of their accounts is based on years of service. A participant is 100% vested after three years of credited service.
At December 31, 2011 and 2010, forfeited non-vested accounts totaled $32,165 and $22,577, respectively. These accounts will be applied to the Plan's administrative expenses and any excess amount will be used to reduce future employer contributions. AERC will be responsible for any administrative expenses that the accounts do not cover.
On termination of service, a participant may elect to receive either a lump sum amount equal to the value of his or her account, installment payments, a distribution in kind, or any reasonable combination of the foregoing.

The AERC 401(K) Savings Plan and Trust
NOTES TO FINANCIAL STATEMENTS - (Continued)
December 31, 2011

NOTE C. FAIR VALUE MEASUREMENTS
Accounting principles generally accepted in the United States of America ("GAAP") establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under GAAP are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

Quoted prices for similar assets or liabilities in active markets;

Quoted prices for identical or similar assets or liabilities in inactive markets;

Inputs other than quoted prices that are observable for the asset or liability; and

Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.
Common Stock: Valued at the closing price reported on the active market on which the individual securities are traded.

The AERC 401(K) Savings Plan and Trust
NOTES TO FINANCIAL STATEMENTS - (Continued)
December 31, 2011

NOTE C. FAIR VALUE MEASUREMENTS (Continued)
Pooled Separate Accounts. The fair value of the participation units owned by the Plan is based on the net assets of the underlying pool of securities on the last business day of the Plan year as determined by Prudential Retirement and Annuity Company ("Prudential").
Guaranteed Investment Contract: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer (See Note E).
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table sets forth by level within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2011:

	Assets at Fair Value as of December 31, 2011

	Level 1	Level 2	Level 3	Total

Pooled separate accounts:
Balance Specialty	$—	$1,890,932	$—	$1,890,932
Large Cap Stock-Blend	—	1,281,751	—	1,281,751
Large Cap Stock-Value	—	1,041,461	—	1,041,461
Fixed Income-Intermediate Bond	—	427,273	—	427,273
Large Cap Stock-Growth	—	238,229	—	238,229
Int Stock-Blend	—	185,173	—	185,173
Small Cap Stock-Growth	—	152,430	—	152,430
Fixed Income-Multisector	—	151,239	—	151,239
Mid Cap Stock-Value	—	149,655	—	149,655
Specialty-Real Estate	—	41,708	—	41,708
Int Stock-Emerging Markets	—	40,295	—	40,295
Small Cap Stock-Value	—	21,721	—	21,721
Mid Cap Stock-Blend	—	19,384	—	19,384
Fixed Income-Govn't Securities	—	14,842	—	14,842
Mid Cap Stock-Growth	—	3,786	—	3,786
AERC Common Stock	841,100	—	—	841,100
Guaranteed Income Fund	—	—	1,215,407	1,215,407
Total assets at fair value	$841,100	$5,659,879	$1,215,407	$7,716,386

The AERC 401(K) Savings Plan and Trust
NOTES TO FINANCIAL STATEMENTS - (Continued)
December 31, 2011

NOTE C. FAIR VALUE MEASUREMENTS (Continued)
The following table sets forth by level within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2010:

	Assets at Fair Value as of December 31, 2010

	Level 1	Level 2	Level 3	Total

Pooled separate accounts
Balance Specialty	$—	$1,760,548	$—	$1,760,548
Large Cap Stock-Blend	—	1,242,291	—	1,242,291
Large Cap Stock-Value	—	1,010,310	—	1,010,310
Fixed Income-Intermediate Bond	—	410,698	—	410,698
Int Stock-Blend	—	212,804	—	212,804
Small Cap Stock-Growth	—	175,964	—	175,964
Mid Cap Stock-Value	—	148,538	—	148,538
Large Cap Stock-Growth	—	135,526	—	132,526
Fixed Income-Multisector	—	124,858	—	124,858
Int Stock-Emerging Markets	—	67,025	—	67,025
Specialty-Real Estate	—	32,312	—	32,312
Small Cap Stock-Value	—	18,486	—	18,486
Mid Cap Stock-Blend	—	16,956	—	16,956
Fixed Income-Govn't Securities	—	6,643	—	6,643
Mid Cap Stock-Growth	—	1,841	—	1,841
AERC Common Stock	719,506	—	—	719,506
Guaranteed Income Fund	—	—	1,436,759	1,436,759
Total assets at fair value	$719,506	$5,364,800	$1,436,759	$7,521,065

The AERC 401(K) Savings Plan and Trust
NOTES TO FINANCIAL STATEMENTS - (Continued)
December 31, 2011

NOTE C. FAIR VALUE MEASUREMENTS (Continued)
Level 3 Gains and Losses:
The table below sets forth a summary of changes in the fair value of the Plan's level 3 assets for the year ended December 31, 2011.

Level 3 Assets

Year Ended
December 31, 2011

Guaranteed
Investment
Contract

Balance, beginning of year	$1,436,759
Realized gains/(losses)	-
Unrealized gains/(losses) relating to instruments still held
at the reporting date	-
Purchases	151,520
Sales	(372,872)
Balance, end of year	$1,215,407

NOTE D. INVESTMENTS
The Plan's investments are held by Prudential at December 31, 2011 and 2010, respectively. The following table presents the fair value of the investments at December 31, 2011 and 2010 and separately identifies those investments that represent 5% or more of the Plan's net assets.

	December 31,	December 31,
	2011	2010
Description	Fair Value	Fair Value

Investment at fair value as determined by Prudential
Guaranteed Income Fund	$1,215,407	$1,436,759
AERC Common Stock	841,100	719,506
Dodge & Cox Stock Fund	1,041,461	1,010,310
PIMCO Total Return Institutional Fund	427,273	410,698
Vanguard Index Trust 500 Portfolio	1,281,751	1,242,292
T. Rowe Price Retirement 2020	1,188,771	1,149,264
Investments less than 5%	1,720,623	1,552,236

	$7,716,386	$7,521,065

The AERC 401(K) Savings Plan and Trust
NOTES TO FINANCIAL STATEMENTS - (Continued)
December 31, 2011

NOTE D. INVESTMENTS (Continued)
During the year ended December 31, 2011, the Plan's participant directed investments (including investments bought, sold and held during the year) depreciated in value by $179,291 as follows:

Pooled Separate Accounts	$(205,063)
AERC Common Stock	25,772

$(179,291)

NOTE E. INVESTMENT CONTRACT WITH INSURANCE COMPANY
The Plan includes a guaranteed income fund, which holds a fully benefit-responsive synthetic guaranteed investment contract with Prudential Retirement Insurance & Annuity Company ("PRIAC"). PRIAC maintains contributions in an insurance company issued general account evergreen group annuity spread product. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The Plan owns a promise to pay interest at crediting rates, which are announced in advance and guaranteed for a specified period of time as outlined in the group annuity insurance contract. There are not any specific securities in the general account that back the liabilities of this annuity contract. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Contract value approximates fair value at December 31, 2011 and 2010. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment contract at contract value. There are no events known to us which are probable of occurring which would limit the ability of the Plan to transact at contract value with participants. The average yield and crediting interest rates were 1.40% and 1.65% for 2011 and 2010, respectively. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than zero percent. Such interest rates are reviewed on a semi-annual basis for resetting.
NOTE F. PLAN TERMINATION
Although it has not expressed any intent to do so, the companies participating in the Plan have the right to discontinue their matching contributions at any time and to terminate the Plan subject to the provisions of ERISA.
NOTE G. PARTY IN INTEREST TRANSACTIONS
For the years ended December 31, 2011 and 2010, the Plan purchased AERC common stock at a cost of $48,936 and $70,440, respectively. The fair value of AERC common stock included in investments at December 31, 2011 and 2010 was $841,100 and $719,506, respectively.

The AERC 401(K) Savings Plan and Trust
NOTES TO FINANCIAL STATEMENTS - (Continued)
December 31, 2011

NOTE G. PARTY IN INTEREST TRANSACTIONS (Continued)
Certain Plan investments are units of pooled separate accounts managed by Prudential. Prudential is a trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan to Prudential for the investment management services provided by Prudential for the years ended December 31, 2011 and 2010, amounted to $43,748 and $17,073, respectively.
At December 31, 2011 and 2010, the Plan's participants had loans of $159,017 and $101,897, outstanding, respectively, which were secured by their account balances.
NOTE H. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for plan benefits per the financial statements for the years ended December 31, 2011 and 2010 to the Form 5500:

	December 31,	December 31,
	2011	2010

Net assets available for plan benefits per the
financial statements	$7,830,062	$7,594,642

Excess contributions refundable	45,341	28,320

Net assets available for plan benefits per Form 5500	$7,875,403	$7,622,962
The following is a reconciliation of benefits paid to participants per the financial statements for the years ended December 31, 2011 to the Form 5500:

Benefits paid to participants per the financial statements	$659,740

2010 excess contributions refundable	28,320

2011 excess contributions refundable	(45,341)

Benefits paid to participants per Form 5500	$642,719

The AERC 401(K) Savings Plan and Trust
NOTES TO FINANCIAL STATEMENTS - (Continued)
December 31, 2011

NOTE I. EXCESS CONTRIBUTIONS
As of December 31, 2011 and 2010, refunds of employee contributions totaling $45,341 and $28,320, respectively, had been recorded as a liability to certain employees in order to pass the Average Deferral Percentage test under Section 401(a) of the IRC.

SUPPLEMENTAL INFORMATION

The AERC 401(K) Savings Plan and Trust
FORM 5500 SCHEDULE H - ITEM IV(I)
EIN: 34-1747603 Plan #001
SCHEDULE OF ASSETS HELD (AT END OF YEAR)
December 31, 2011

	Description of Investment, Including
Identity of	Maturity Date, Rate of Interest,		Fair
Party Involved	Collateral, and Par or Maturity Value	Cost***	Value

*Prudential	Vanguard Index Trust 500 Portfolio		$1,281,751

*Prudential	Guaranteed Income Fund		1,215,407

*Prudential	T. Rowe Price Retirement 2020		1,188,771

*Prudential	Dodge & Cox Stock Fund		1,041,461

*AERC	AERC Common Stock		841,100

*Prudential	Pimco Total Return Institution Fund		427,273

*Prudential	T. Rowe Price Retirement 2030		352,341

*Prudential	T. Rowe Price Growth Stock		238,229

*Prudential	T. Rowe Price Retirement 2040		172,454

*Prudential	Vanguard Total International Stock Index		162,628

*Prudential	T. Rowe Price New Horizons		152,430

*Prudential	Loomis Sayles Bond Fund		151,239

*Prudential	Vanguard Selected Value		149,655

*Prudential	T. Rowe Price Retirement Income		81,248

*Prudential	T. Rowe Price Retirement 2010		74,899

*Prudential	Cohen & Steers Realty Shares Fund		41,708

*Prudential	Oppenheimer Developing Markets Fund		40,295

*Prudential	Janus Perkins Small Cap Value Fund Class T		21,721

*Prudential	Thornburg International Value Fund		21,316

*Prudential	T. Rowe Price Retirement 2050		21,219

The AERC 401(K) Savings Plan and Trust
FORM 5500 SCHEDULE H - ITEM IV(I)
EIN: 34-1747603 Plan #001
SCHEDULE OF ASSETS HELD (AT END OF YEAR) (Continued)
December 31, 2011

	Description of Investment, Including
Identity of	Maturity Date, Rate of Interest,		Fair
Party Involved	Collateral, and Par or Maturity Value	Cost***	Value

*Prudential	Vanguard Mid Cap Index Fund		19,384

*Prudential	Vanguard Intermediate Term Treasury Fund		14,842

*Prudential	Buffalo Mid Cap Fund		3,786

*Prudential	Vanguard Small Cap Index		1,229

*Participant Loans	**Participant Loans - 4.25% to 9.25%		159,017

*	Represents a party-in-interest.

**	Participant loans are considered investments on the Form 5500, but are classified as notes receivable on the financial statements.

***	Historical cost has not been presented, as all investments are participant directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the following individuals have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Signature	Title	Date

/s/ Jeffrey I. Friedman	Trustee	June 12, 2012
Jeffrey I. Friedman

/s/ Lou Fatica	Trustee	June 12, 2012
Lou Fatica

/s/ Daniel E. Gold	Trustee	June 12, 2012
Daniel E. Gold